

Mail Stop 3720

September 19, 2016

Edward L. Pierce
Chief Financial Officer
On Assignment, Inc.
26745 Malibu Hills Road
Calabasas, CA

> **Re:** **On Assignment, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Form 8-K**
> **Filed July 27, 2016**
> **File No. 001-35636**

Dear Mr. Pierce:

We have completed our review of your filings. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications